SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4) of the
Securities Exchange Act of 1934

Omniture, Inc.

(Name of Subject Company)

Omniture, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

68212S109

(CUSIP Number of Class of Securities)

Shawn J. Lindquist

Chief Legal Officer

Omniture, Inc.

550 East Timpanogos Circle

Orem, Utah 84097

(801) 722-7000

(Name, address and telephone number of person
authorized to receive notices and communications on
behalf of the person(s) filing statement)

With copies to:

Patrick J. Schultheis, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 701 Fifth Avenue, Suite 5100 Seattle, WA 98104 (206) 883-2500	Martin W. Korman, Esq. Bradley L. Finkelstein, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304 (650) 493-6811

☒   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of (i) a Joint Press Release of Omniture, Inc. and Adobe Systems Incorporated, dated September 15, 2009, (ii) an email from Joshua James, the President and Chief Executive Officer of the Company, to the Company’s employees regarding the proposed acquisition, (iii) a letter to the Company’s customers from Joshua James, the President and Chief Executive Officer of the Company regarding the proposed acquisition, and (iv) a letter to the Company’s partners from Joshua James, the President and Chief Executive Officer of the Company regarding the proposed acquisition.

Adobe Contacts Holly Campbell, Public Relations 408-536-6401 campbell@adobe.com Mike Saviage, Investor Relations
408-536-4416
ir@adobe.com

Omniture Contacts

Kristi Knight, Public Relations
801-932-7431 kknight@omniture.com

Mike Look, Investor Relations
650-450-1008
mlook@omniture.com

FOR IMMEDIATE RELEASE

Adobe to Acquire Omniture

Combined Company Will Deliver Comprehensive Solutions for Creation, Delivery and Optimization of Content and Applications

SAN JOSE, Calif. and OREM, Utah — Sept. 15, 2009 —Adobe Systems Incorporated (Nasdaq: ADBE) and Omniture, Inc. (Nasdaq: OMTR) today announced the two companies have entered into a definitive agreement for Adobe to acquire Omniture in a transaction valued at approximately $1.8 billion on a fully diluted equity-value basis.  Under the terms of the agreement, Adobe will commence a tender offer to acquire all of the outstanding common stock of Omniture for $21.50 per share in cash.

Adobe’s acquisition of Omniture furthers its mission to revolutionize the way the world engages with ideas and information. By combining Adobe’s content creation tools and ubiquitous clients with Omniture’s Web analytics, measurement and optimization technologies, Adobe will be well positioned to deliver solutions that can transform the future of engaging experiences and e-commerce across all digital content, platforms and devices.

The combination of the two companies will increase the value Adobe delivers to customers.  For designers, developers and online marketers, an integrated workflow—with optimization capabilities embedded in the creation tools—will streamline the creation and delivery of relevant content and applications.  This optimization will enable advertisers, advertising agencies, publishers and e-tailers to achieve greater ROI from their digital media investments and improve their end users’ experiences.

“Adobe customers are looking to us for solutions to deliver engaging experiences and more effectively monetize their content and applications online,” said Shantanu Narayen, president and chief executive officer of Adobe. “This is a game changer for both Adobe and our customers. We will enable advertisers, media companies and e-tailers to realize the full value of their digital assets.”

“Omniture’s mission has been to enable our customers to optimize every digital interaction,” said Josh James, CEO of Omniture. “By joining forces with Adobe, we will accelerate our ability to deliver on that vision and together bring new innovation to the market that improves content engagement, advertising effectiveness and the overall user experience, which will drive more advertising dollars online.”

Expanded Opportunities for Adobe and Omniture

This acquisition will significantly expand Adobe’s addressable market and growth potential, broadening solutions Adobe provides to the rapidly growing Internet advertising, e-commerce and digital media markets.

The combination will also expand Adobe’s offering of mission-critical solutions to the enterprise customer.  Adding the capabilities of Omniture will further enhance Adobe’s offerings and ability to appeal to online marketers, including chief marketing officers.

The acquisition of Omniture will further diversify Adobe’s business, adding a scalable SaaS platform that captures over a trillion transactions per quarter, an expansive partner ecosystem, and a recurring revenue model.

For Omniture, joining Adobe will provide global operational scale and the ability to more quickly penetrate new geographies and markets, thereby accelerating its go-to-market strategy and growth potential.

Integration and Closing Details

As part of the expected integration of the two companies, Omniture will become a new business unit within Adobe.  Omniture’s CEO, Josh James, will join Adobe as senior vice president of the new business unit, reporting to Adobe’s president and CEO, Shantanu Narayen.

The completion of the transaction, which is subject to customary government approvals and the satisfaction of other customary conditions, is expected to close in the fourth quarter of Adobe’s 2009 fiscal year.

The proposed offer represents a premium of 45 percent over Omniture’s average closing price for the last 30 trading days through yesterday’s close.

Adobe believes the acquisition will be accretive to Adobe’s non-GAAP earnings in fiscal year 2010.

The companies will make information, including an FAQ and other details about the acquisition, available at http://www.adobe.com/aboutadobe/invrelations/adobeandomniture.html.

Conference Call Scheduled for 2:00 p.m. PDT Today

Adobe will comment on the acquisition of Omniture today during its Q3 FY2009 earnings conference call, which has been rescheduled and will occur at 2:00 p.m. PDT today.  Investors, analysts and press can access the live conference call or listen to a live Webcast via Adobe Acrobat Connect Pro using the following access information:

Webcast:	Go to http://www.adobe.com/ADBE and click on the Q3 FY09 Earnings Conference Call icon
Live Call:	Dial 888-213-3930 and use passcode 3412311
Questions:	Contact Adobe Investor Relations at 408-536-4416 or ir@adobe.com

The call and Webcast will last approximately one hour.  An archive of the call will be made available in Adobe Acrobat Connect Pro for approximately 45 days.  Listening to the live Webcast works best with Adobe Flash Player version 10 or later. Firewalls designed to protect corporate information can prevent listening to the Webcast.

other related materials that Snowbird Acquisition Corporation, a wholly-owned subsidiary of Adobe Systems Incorporated, intends to file with the Securities and Exchange Commission. In addition, Omniture will file with the Securities and Exchange Commission a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Once filed, Omniture stockholders will be able to obtain the tender statement on schedule TO, the offer to purchase, the Solicitation/Recommendation Statement on Schedule 14D-9 and related materials with respect to the offer, free of charge at the website of the Securities and Exchange Commission at www.sec.gov, from the information agent and dealer manager named in the tender offer materials or from Snowbird Acquisition Corporation. Omniture’s stockholders are advised to read these documents, any amendments to these documents and any other documents relating to the tender offer that are filed with the SEC carefully and in their entirety prior to making any decisions with respect to the offer because they contain important information, including the terms and conditions of the offer.

About Omniture

Omniture, Inc. is a leading provider of online business optimization software, enabling customers to manage and enhance online, offline and multi-channel business initiatives. Omniture’s software, which it hosts and delivers to its customers as an on-demand subscription service and on-premise solution, enables customers to capture, store and analyze information generated by their Web sites and other sources and to gain critical business insights into the performance and efficiency of marketing and sales initiatives and other business processes.  In addition, Omniture offers a range of professional services that complement its online services, including implementation, best practices, consulting, customer support and user training through Omniture Education.  Omniture’s more than 5,000 customers include eBay, AOL, Wal-Mart, Gannett, Microsoft, Neiman Marcus, Oracle, Sony and HP. www.omniture.com.

About Adobe Systems Incorporated

Adobe revolutionizes how the world engages with ideas and information — anytime, anywhere and through any medium. For more information, visit www.adobe.com.

###

© 2009 Adobe Systems Incorporated and Omniture, Inc. All rights reserved. Adobe, Flash, and the Adobe Logo are either registered trademarks or trademarks of Adobe Systems Incorporated in the United States and/or other countries. Omniture and the Omniture logo are either registered trademarks or trademarks of Omniture, Inc. in the United States and/or other countries. All other trademarks are the property of their respective owners.

Adobe to Acquire Omniture

To All the Employees of Omniture,

Today is a very exciting day as we have announced that Omniture has agreed to be acquired by Adobe for $21.50 per share (a total value of $1.8 billion dollars). Adobe is a world-class company and a clear leader in their industry.

I am very excited about this announcement and the opportunity it presents and wanted to provide you with the context around why we made this decision and what it means for you, our customers and partners.

Over the last 13 years, our core mission has been to help our customers measure and optimize every digital interaction to increase their revenue and competitive advantage. Thanks to all of you, we have been very successful in that mission. Along the way, we have achieved many key milestones:   more than 5,000 customers, measure over one trillion customer interactions every quarter, launch of the Online Marketing Suite and our emergence as a leader in online business optimization. We are extremely proud to be your partner in delivering leading solutions in the marketplace.

By joining forces with Adobe, we can accelerate our vision to optimize every digital interaction (across media types, devices and applications) because of the unique synergies that exist between our two companies:

•                  Adobe’s products are a ubiquitous component of digital content creation and playback. By integrating our technology with Adobe’s, we will be able to more quickly deliver our solution and “complete the loop” of content creation, delivery and optimization, enabling our customers to provide more effective online content and experiences.

•                  Adobe also has the global operational scale and reach that will enable us to more quickly penetrate new geographies and new markets.  We will be joining forces with a company that generates over $3B in annual revenues that can get us to market faster at a time when the market is looking for a digital marketing platform it can make a bet on for years to come.

In addition to the above, something that is critically important to me is that Adobe is a company that shares our values, culture and vision. In any technology company, people are the most important “IP” (intellectual property).  Therefore, one of my most important goals is to ensure that our organization can continue to thrive and innovate within the Adobe organization.

I understand that you will have many questions about this announcement and how it will affect you, customers, partners, etc. We are scheduling a company meeting tomorrow, as well as additional information sessions over the coming weeks. This transaction must pass typical government approvals and the satisfaction of other customary conditions and is expected to close before the end of the year. Until that time, we must each operate as independent companies.

In the meantime, I encourage all of you to read the press release attached to this email and other materials that will be sent to you soon. I look forward to speaking with all of you soon.

We won the first battle and changed the Web analytics and online optimization market. There is now an even bigger opportunity for us to be the foundational platform for companies to build their online businesses. Through this combination with Adobe, we can evolve with our customers and be their trusted partner for years to come.

Congratulations,

Josh

Additional Information and Where to Find It

This email is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities.  The solicitation and the offer to buy shares of Omniture’s common stock will only be made pursuant to a tender offer statement on schedule TO, including an offer to purchase and other related materials that Snowbird Acquisition Corporation, a wholly-owned subsidiary of Adobe Systems Incorporated, intends to file with the Securities and Exchange Commission.  In addition, Omniture will file with the Securities and Exchange Commission a Solicitation/Recommendation Statement on Scheduled 14D-9 with respect to the tender offer.  Once filed, Omniture stockholders will be able to obtain the tender statement on schedule TO, the offer to purchase, the Solicitation/Recommendation Statement on Schedule 14D-9 and related materials with respect to the offer, free of charge at the website of the Securities and Exchange Commission at www.sec.gov, from the information agent and dealer manager named in the tender offer materials or from Snowbird Acquisition Corporation.  Omniture’s stockholders are advised to read these documents, any amendments to these documents and any other documents relating to the tender offer that are filed with the SEC carefully and in their entirety prior to making any decisions with respect to the offer because they contain important information, including the terms and conditions of the offer.

Adobe to Acquire Omniture

Dear Valued Customer,

Today is a very exciting day as we have announced that Omniture has signed an agreement to be acquired by Adobe Systems, one of the largest software companies in the world. I am very excited about this announcement and the opportunity it presents and want to provide you with some context around what this means for you.

Over the last 13 years, our core mission has been to help our customers measure and optimize every digital interaction to increase their revenue and competitive advantage. Along the way, we have achieved many key milestones: serving more than 5,000 customers, measuring more than one trillion customer interactions every quarter, launching the Online Marketing Suite and emerging as a leader in online business optimization. We are all extremely proud to be your partner in your online business success.

By joining forces with Adobe, we can accelerate our vision to optimize every digital interaction (across media types, devices and applications) because of the unique synergies that exist between our two companies:

•                  Adobe’s products are a ubiquitous component of digital content creation and playback. By integrating our technology with Adobe’s, we will be able to more quickly deliver our solution and “complete the loop” of content creation, delivery and optimization—enabling our customers to provide more effective online content and experiences.

•                  Adobe also has the global operational scale and reach that will enable us to more quickly penetrate new geographies and new markets. We will be joining forces with a company that generates over $3B in annual revenues that can get us to market faster, and at a time when the market is looking for a digital marketing platform it can make a bet on for years to come.

As is customary in these situations, this transaction is subject to government approvals and is expected to close before the end of the year. As we progress toward closing the transaction, we look forward to sharing more details with you about our integration plans and the many exciting synergies between our companies.

I realize this is a significant development in Omniture’s history; as such, I want to assure you that it is “business as usual” at Omniture and we believe this only adds to our ability to evolve with you and be your trusted partner for decades to come.

Sincerely,

Josh James
CEO and Co-founder
Omniture

Additional Information and Where to Find It

This communication is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of Omniture’s common stock will only be made pursuant to a tender offer statement on schedule TO, including an offer to purchase and other related materials that Snowbird Acquisition Corporation, a wholly-owned subsidiary of Adobe Systems Incorporated, intends to file with the Securities and Exchange Commission. In addition, Omniture will file with the Securities and Exchange Commission a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Once filed, Omniture stockholders will be able to obtain the tender statement on schedule TO, the offer to purchase, the Solicitation/Recommendation Statement on Schedule 14D-9

and related materials with respect to the offer, free of charge at the website of the Securities and Exchange Commission at www.sec.gov, from the information agent and dealer manager named in the tender offer materials or from Snowbird Acquisition Corporation. Omniture’s stockholders are advised to read these documents, any amendments to these documents and any other documents relating to the tender offer that are filed with the SEC carefully and in their entirety prior to making any decisions with respect to the offer because they contain important information, including the terms and conditions of the offer.

Adobe to Acquire Omniture

Dear Valued Partner,

Today is a very exciting day as we have announced that Omniture has signed an agreement to be acquired by Adobe Systems, one of the largest software companies in the world. I am very excited about this announcement and the opportunity it presents and want to provide you with some context around what this means for you.

Over the last 13 years, our core mission has been to help our customers and partners measure and optimize every digital interaction to increase their revenue and competitive advantage. Along the way, we have achieved many key milestones:  serving more than 5,000 customers, measuring more than one trillion customer interactions every quarter, launching the Online Marketing Suite and emerging as a leader in online business optimization. We are extremely proud to be your partner in delivering leading solutions in the marketplace.

By joining forces with Adobe, we can accelerate our vision to optimize every digital interaction (across media types, devices and applications) because of the unique synergies that exist between our two companies:

•                  Adobe’s products are a ubiquitous component of digital content creation and playback. By integrating our technology with Adobe’s, we will be able to more quickly deliver our solution and “complete the loop” of content creation, delivery and optimization,— enabling our customers to provide more effective online content and experiences.

•                  Adobe also has the global operational scale and reach that will enable us to more quickly penetrate new geographies and new markets. We will be joining forces with a company that generates over $3B in annual revenues that can get us to market faster, at a time when the market is looking for a digital marketing platform it can make a bet on for years to come.

As is customary in these situations, this transaction is subject to government approvals and is expected to close before the end of the year. As we progress toward closing the transaction, we look forward to sharing more details with you about our integration plans and the many exciting synergies between our companies.

I realize this is a significant development in Omniture’s history; as such, I want to assure you that it is “business as usual” at Omniture and we believe this only adds to our ability to evolve with you and be your trusted partner for decades to come.  We look forward to our continued work with you.

Sincerely,

Josh James
CEO and Co-founder
Omniture

Additional Information and Where to Find It

This communication is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of Omniture’s common stock will only be made pursuant to a tender offer statement on schedule TO, including an offer to purchase and other related materials that Snowbird Acquisition Corporation, a wholly-owned subsidiary of Adobe Systems Incorporated, intends to file with the Securities and Exchange Commission. In addition, Omniture will file with the Securities and Exchange Commission a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Once filed, Omniture stockholders will be able to obtain the tender statement on schedule TO, the offer to purchase, the Solicitation/Recommendation Statement on Schedule 14D-9

and related materials with respect to the offer, free of charge at the website of the Securities and Exchange Commission at www.sec.gov, from the information agent and dealer manager named in the tender offer materials or from Snowbird Acquisition Corporation. Omniture’s stockholders are advised to read these documents, any amendments to these documents and any other documents relating to the tender offer that are filed with the SEC carefully and in their entirety prior to making any decisions with respect to the offer because they contain important information, including the terms and conditions of the offer.